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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Rural Cellular Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    781904107
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                                 (CUSIP Number)

        Matthew Larson,c/o Oppenheimer, 200 Park Ave., New York, NY 10166
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    08-24-04
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.





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CUSIP No.                              13D                     Page   of   Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Matthew Larson
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     p/f
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     USA
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               7.   Sole Voting Power
                    722,470 SHARES
  NUMBER OF    -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           722,470
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     722,470
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Based on 12,819,000 shares of the issuer outstanding as of June 30, 2004.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Rural Cellular Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 3905 Dakota St. SW, P.O. Box 2000, Alexandria, MN 56308.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Matthew Larson. Mr. Larson is an Executive Director, Investments of Oppenheimer.

         During the last five years, Matthew Larson has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between the period of August 12, 2004 and August 18, 2004, Mr. Larson bought shares of common stock in open market transactions for an aggregate purchase price of approximately $352,697. This brings the total shares owned to 722,470.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Issuer were acquired for investment purposes. Mr. Larson purchased the shares of the common stock based on the belief that the shares are extremely undervalued. Rural Cellular is well managed and is one of the few remaining independent wireless service providers in a rapidly consolidating industry.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of August 24, 2004, Mr. Larson beneficially owned 722,470 shares (6%) of the Issuers common stock, based upon the outstanding 12,819,000 shares of the Issuer's common stock reported in its latest 10-Q for the quarter ended June 30, 2004.

         (b) As of August 24, 2004, Mr. Larson has the sole voting and dispositive power with respect to 722,470 shares of the Issuer's common stock. Mr. Larson does not share any voting or dispositive power with respect to the Issuer's common stock.

         (c) During the last 60 days, Mr. Larson has engaged in the following open market transactions:

   TRANSACTION     DATE                       QUANTITY     PRICE PER SHARE

     bought      8/12/04 to 8/18/04             51,500       6.6988 to 6.99

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004
       ----------------

                                             By: /s/ Matthew Larson